Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
WM. WRIGLEY JR. COMPANY

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
982526 10 5

(CUSIP Number)
Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602
(312) 269-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 25, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(continued on following pages)
Page 1 of 6 Pages

CUSIP No.	982526105	13D	Page	2	of	6	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Wrigley, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		Has sole voting power over 1,815,426 shares of Common Stock and 868,522 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Has shared voting power over 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Has sole dispositive power over 855,426 shares of Common Stock and 28,522 shares of Class B Common Stock.

WITH	10	SHARED DISPOSITIVE POWER

Has shared dispositive power over 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,294,162 shares of which 25,454,175 shares are Class B Common Stock convertible into Common Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Pursuant to Rule 13d-3(d)(1)(i)(B), deemed to own 14.2% of the issued and outstanding Common Stock, which includes 45.7% of Class B Common Stock convertible into Common Stock.

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	982526105	13D	Page	3	of	6	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wrigley Private Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Has shared voting power over 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Has shared dispositive power over 7,024,561 shares of Common Stock and 24,585,653 shares of Class B Common Stock.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,610,214 shares of which 24,585,653 shares are Class B Common Stock convertible into Common Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Pursuant to Rule 13d-3(d)(1)(i)(B), deemed to own 13.1% of the issued and outstanding Common Stock, which includes 44.1% of Class B Common Stock convertible into Common Stock.

14	TYPE OF REPORTING PERSON*

OO

CUSIP No.	982526105	13D	Page	4	of	6	Pages
     Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.’s Schedule 13D filed on April 8, 1999, as amended by Amendment Nos. 1-11, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 8,839,987 shares of Common Stock, representing 4.1% of the issued and outstanding shares of Common Stock, and 25,454,175 shares of Class B Common Stock, representing 45.7% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 7,211,816 shares of Common Stock and 9,813,407 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley, Jr. is deemed to beneficially own 34,294,162 shares of Common Stock, representing 14.2% of the issued and outstanding shares of Common Stock, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock (but not giving effect to the assumed conversion of the other outstanding shares of Class B Common Stock). Assuming conversion of all outstanding shares of Class B Common Stock (including those beneficially owned by Mr. Wrigley, Jr.) the 34,294,162 shares of Common Stock deemed beneficially owned by Mr. Wrigley, Jr. would represent 12.6% of the deemed issued and outstanding shares of Common Stock. The ownership percentages set forth herein are based upon 216,003,050 shares of Common Stock and 55,756,426 shares of Class B Common Stock outstanding as of April 30, 2008, as reported in the Company’s Form 10-Q for the fiscal quarter ended March 31, 2008.
     WPTC is the beneficial owner of 7,024,561 shares of Common Stock, representing 3.3% of the issued and outstanding shares of Common Stock, and 24,585,653 shares of Class B Common Stock, representing 44.1% of the issued and outstanding shares of Class B Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, WPTC is deemed to beneficially own 31,610,214 shares of Common Stock, representing 13.1% of the issued and outstanding shares of Common Stock, after giving effect to the assumed conversion by WPTC of the shares of Class B Common Stock (but not giving effect to the assumed conversion of the other outstanding shares of Class B Common Stock). Assuming conversion of all outstanding shares of Class B Common Stock (including those beneficially owned by WPTC) the 31,610,214 shares of Common Stock deemed beneficially owned by WPTC would represent 11.6% of the deemed issued and outstanding shares of Common Stock. Mr. Ungaretti, a director of WPTC, is the beneficial owner of 200 shares of Common Stock and 50 shares of Class B Common Stock, over which shares he has sole voting and dispositive power.
     (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	1,815,426 shares of Common Stock 868,522 shares of Class B Common Stock

Shared voting power:	7,024,561 shares of Common Stock 24,585,653 shares of Class B Common Stock

Sole dispositive power:	855,426 shares of Common Stock 28,522 shares of Class B Common Stock

Shared dispositive power:	7,024,561 shares of Common Stock 24,585,653 shares of Class B Common Stock

CUSIP No.	982526105	13D	Page	5	of	6	Pages
          The number of shares as to which WPTC has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	0 shares of Common Stock 0 shares of Class B Common Stock

Shared voting power:	7,024,561 shares of Common Stock 24,585,653 shares of Class B Common Stock

Sole dispositive power:	0 shares of Common Stock 0 shares of Class B Common Stock

Shared dispositive power:	7,024,561 shares of Common Stock 24,585,653 shares of Class B Common Stock
     (c) None, except as described in Item 4 above.
     (d) Both Mr. Wrigley, Jr. and his brother, Philip K. Wrigley, have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, certain Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. or WPTC is trustee. Santa Catalina Island Company, a Delaware corporation (“SCI Co.”), has an economic interest in and the right to receive dividends from, or the proceeds from the sale of, certain Shares owned by SCI Co. over which Mr. Wrigley, Jr. holds an irrevocable proxy to vote such Shares (but over which Mr. Wrigley, Jr. has no investment or dispositive power), subject to SCI Co. selling such shares pursuant to its notice provided to Mr. Wrigley, Jr. on July 23, 2008, as described in Item 6 below.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Mr. Wrigley, Jr. entered into an agreement with SCI Co., effective as of December 28, 2001, pursuant to which Mr. Wrigley, Jr. holds an irrevocable proxy to vote the 960,000 shares of Common Stock and 840,000 shares of Class B Common Stock owned by SCI Co. (or certain permitted transferees) (the “SCI Shares”). Mr. Wrigley, Jr. does not have investment or dispositive power over the SCI Shares. The irrevocable proxy granted to Mr. Wrigley, Jr. is of indeterminate duration (depending on the occurrence of certain events). In addition, pursuant to the agreement, Mr. Wrigley, Jr. has the right to purchase at the then-current market price any SCI Shares SCI Co. (or certain permitted transferees) intends to sell. On July 23, 2008, Mr. Wrigley, Jr. received written notice from SCI Co. that it intends to sell all of the SCI Shares and, effective July 25, 2008, Mr. Wrigley, Jr. did not exercise his right to purchase such SCI Shares. If any of the SCI Shares are sold on or prior to August 22, 2008, such irrevocable proxy will terminate with respect to such SCI Shares and Mr. Wrigley, Jr. will no longer have the right to vote such SCI Shares. If SCI Co. does not sell all or any portion of the SCI Shares on or prior to August 22, 2008, such unsold SCI Shares will continue to be subject to Mr. Wrigley, Jr.’s right of purchase and irrevocable proxy.
Item 7. Material to be Filed as Exhibits.
Exhibit Agreement
1.	Proxy and Right of First Offer Agreement dated as of December 14, 2001 between Santa Catalina Island Company and William Wrigley, Jr. (filed herewith).

CUSIP No.	982526105	13D	Page	6	of	6	Pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: July 29, 2008

/s/ William Wrigley, Jr.

William Wrigley, Jr.

WRIGLEY PRIVATE TRUST COMPANY

By: Name: Title:	/s/ Lucy Surchik Lucy Surchik Vice President